SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM             TO
Commission file number 1-3701

THE INVESTMENT AND EMPLOYEE STOCK
OWNERSHIP PLAN OF
AVISTA CORPORATION
(Full Title of the Plan)
AVISTA CORPORATION
1411 East Mission Avenue
Spokane, Washington 99202-2600
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

THE INVESTMENT AND EMPLOYEE STOCK
OWNERSHIP PLAN OF
AVISTA CORPORATION
Financial Statements
Attached are the Plan's financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibits
See Exhibit Index on page 2-1.

INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN
OF AVISTA CORPORATION

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2013 AND 2012

Report of Independent Registered Public Accounting Firm

Compensation & Organization Committee
Investment and Employee Stock Ownership Plan
of Avista Corporation
Spokane, Washington

We have audited the accompanying statements of net assets available for benefits of Investment and Employee Stock Ownership Plan of Avista Corporation (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Investment and Employee Stock Ownership Plan of Avista Corporation as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ CliftonLarsonAllen LLP

Spokane, Washington
June 23, 2014

INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN
OF AVISTA CORPORATION
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2013 AND 2012

	2013	2012
Assets:
Investments (at Fair Value):
Common and Preferred Stock	$34,668,813	$33,444,017
Mutual Funds	280,634,820	230,308,827
Collective Trust	56,337,963	59,187,077
Total Investments	371,641,596	322,939,921

Receivables:
Employer Contributions	286,580	238,001
Broker Receivable for Unsettled Trades	67,104	31,992
Notes Receivable from Participants	5,537,057	5,297,237
Total Receivables	5,890,741	5,567,230

Cash	10,567	—

Total Assets	377,542,904	328,507,151

Liabilities:
Broker Payable for Unsettled Trades	(63,563)	(66,463)

Net Assets Reflecting Investments at Fair Value	377,479,341	328,440,688

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(1,527,459)	(2,979,623)

Net Assets Available for Benefits	$375,951,882	$325,461,065
See accompanying Notes to Financial Statements.

INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN
OF AVISTA CORPORATION
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Additions:
Investment Income:
Interest Income	$10,402,361	$8,772,063
Net Appreciation in Fair Value of Investments	49,021,819	19,505,987
Total Investment Income	59,424,180	28,278,050

Interest Income on Notes Receivable from Participants	232,946	226,758

Contributions:
Employee Deferral	12,562,816	11,909,357
Employer Matching	6,205,400	5,790,707
Rollover	1,662,113	2,515,524
Total Contributions	20,430,329	20,215,588

Total Additions	80,087,455	48,720,396

Deductions:
Benefits Paid to Participants	(29,345,689)	(16,026,317)
Administrative Expenses	(250,949)	(227,356)
Total Deductions	(29,596,638)	(16,253,673)

Net Increase	50,490,817	32,466,723

Net Assets Available for Benefits:

Beginning of Year	325,461,065	292,994,342

End of Year	$375,951,882	$325,461,065
See accompanying Notes to Financial Statements.

INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN
OF AVISTA CORPORATION

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

NOTE 1. DESCRIPTION OF THE PLAN
The following description of the Investment and Employee Stock Ownership Plan of Avista Corporation (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
Effective January 1, 1984, Avista Corporation (Corporation, Company or Avista) established an Employee Investment Plan under Section 401(k) of the Internal Revenue Code as a supplemental plan to the Retirement Plan for Employees of Avista Corporation. The Plan, which was restated effective January 1, 2010, is a defined contribution plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and all statutory revisions thereto. The purpose of this Plan, in which participation is voluntary, is to encourage employees to systematically save a portion of their current compensation and to supplement their savings with contributions from the Corporation. All employees of Avista Corporation are eligible to participate in the Plan after their first pay period following employment. Students, leased employees, and collectively bargained employees (other than collectively bargained employees whose employment is subject to the terms of a collective bargaining agreement which provides for participation in the Plan) are ineligible to participate in the Plan.

The Plan has most recently been restated effective January 1, 2014. Effective with this restatement, all non-collectively bargained employees hired or rehired on or after January 1, 2014, will receive a non-elective employer contribution based on the participant's age.

Contributions
Plan participants make contributions during any payroll period for which they receive earnings as eligible employees in an amount equal to but not less than 1% of their earnings. A participating employee's annual before-tax contribution was subject to federal limits of $17,500 in 2013 and $17,000 in 2012. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Employee contributions represent tax-deferred compensation and Roth 401(k) after tax compensation and may be invested in the employee's choice of various fund options (each with a different investment objective and risk) in the combination specified by the employee. Employee contributions are made by payroll deduction and transferred to the Plan trustee as soon as practicable following the payroll period in which such amounts are withheld.

Plan participants are automatically enrolled in the Plan upon eligibility at a 3% deferral rate, with an automatic increase of 1% each year up to 6%. Participants can opt out of the Plan at any time. Participants can change their deferral rate at any time.

The Corporation has an obligation to the trust fund for an amount equal to 75% of employee contributions that do not exceed 6% of the employee's salary.

The Plan was amended effective January 1, 2011, to provide employees hired on or after January 1, 2011 a matching contribution of 100% of employee contributions that do not exceed 6% of the employee's salary.

The Plan was amended effective August 1, 2005, to provide that Company matching contributions are made in the form of cash that is invested as directed by participants from among the investment options offered under the Plan. In addition, each participant may elect to diversify up to 100% of the value of the common stock held in their Employee Stock Ownership Plan (ESOP) account.

Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings or losses, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participant contributions are 100% vested at all times. Participants vest 100% in the Company matching contribution after one year of service or upon death, disability or reaching normal retirement age.

Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Principal and interest is paid ratably through payroll deductions. Loan terms are up to five years, except for loans to fund the purchase of a principal residence, for which the loan may be repaid over a reasonable period that may extend up to ten years. The loans are secured by the balance in the participant's account and bear interest at a rate of prime rate plus 1%. At December 31, 2013, interest rates ranged from 4.25% to 9.25%.

Payment of Benefits
Distributions to participants are permitted for termination, retirement, death, disability, or financial hardship. A participant with a financial hardship which imposes an immediate and heavy financial need that cannot be reasonably met by other sources may withdraw a portion of his/her account balance subject to provisions of the Plan. Distributions due to termination shall commence as soon as administratively feasible following the date a participant terminates employment. Distributions may be made in a lump sum, partial lump sum, equal annual installments over a period not to exceed 3 years, or monthly installments over not more than 15 years. If the vested amount is less than $1,000, the account is paid in a lump-sum payment to the participant within a reasonable time frame. If the vested amount is more than $1,000, the participant must consent to the distribution before it may be made.

Administration
The Vanguard Fiduciary Trust Company (Vanguard or Trustee) holds and invests Plan assets in accordance with directions from the Company. Records of participant account activity are processed and maintained by Vanguard, which also performs other administrative support services for the Plan. Certain administrative functions are performed by officers or employees of the employer appointed by the Corporation's Board of Directors (Compensation & Organization Committee). No such officer or employee receives compensation from the Plan. Certain expenses of maintaining and administering the Plan are paid out of the assets of the Plan. All remaining administrative expenses are paid directly by the Corporation.

Forfeited Accounts
At December 31, 2013 and 2012, forfeited nonvested accounts totaled $39,364 and $30,592, respectively. These accounts are used first to restore accounts for returning participants, and then are used to reduce the Company's obligations to make contributions under the Plan. If there are any excess forfeitures after the Company makes matching contributions, the excess amount may be used to pay administrative expenses under the Plan. In 2013 and 2012, forfeitures in the amount of $25,269 and $35,770 were used to reduce employer contributions.

Voting Rights
Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee will vote any shares on which such instructions have not been received, as well as unallocated shares, proportionately in the same manner as Common Stock for which the Trustee has received voting instructions, unless the Trustee determines that to do so would not be consistent with ERISA or a voting participant elects not to have his vote be used in this manner, in which case the Trustee will vote the non-voted or unallocated Common Stock in a manner consistent with ERISA. Fractional shares will be combined to the largest number of whole shares and voted by the Trustee to the extent possible to reflect the voting direction of whole shares by the participants holding fractional shares.

Diversification
Diversification is offered to participants so that they may have the opportunity to move the value of their investment in the Common Stock into investments which are more diversified. Participants are entitled to make an election to diversify up to 100% of the value of the Common Stock held in their ESOP account.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accounting records of the Plan are maintained on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. An addition is recorded and a receivable established for employer and employee contributions and investment income not received by the Plan prior to the Plan year end. A deduction is recorded and a liability established for obligations incurred in one period but paid in another.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Fair Value Measurements
Financial Accounting Standards Board Accounting Standards Codification 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3:    Inputs to the valuation methodology are unobservable and significant to the fair market value measurement.
The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs. There have been no changes in the valuation methodologies used at December 31, 2013 and 2012.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in the collective trust are valued using the net asset value of units, which are based on observable market prices for the underlying assets, held by the Plan at year end. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Investments in common and preferred stock are valued at the closing price reported on the active market on which the individual securities are traded. The Avista Corporation Company Stock Fund includes shares of Avista Corporation and cash, and is reported based on unitized value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Benefit Payments
Benefits are recorded when paid.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

Subsequent Events
The Plan Administrator has evaluated other events and transactions occurring after the date of the statement of net assets through the date that the financial statements were issued, and noted no other events that were subject to recognition or disclosure.

NOTE 3. FAIR VALUE OF INVESTMENTS

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31:

	2013
	Level 1	Level 2	Level 3	Total
Common and Preferred Stock
Domestic Stock Funds	$34,668,813	$—	$—	$34,668,813
Mutual Funds
Short-Term Reserves	4,141,410	—	—	4,141,410
Bond Funds	34,373,013	—	—	34,373,013
Balanced Funds (Stocks and Bonds)	59,212,789	—	—	59,212,789
Domestic Stock Funds	139,059,207	—	—	139,059,207
International Stock Funds	43,848,401	—	—	43,848,401
Collective Trust
Short-Term Reserves	—	56,337,963	—	56,337,963
Total Investments at Fair Value	$315,303,633	$56,337,963	$—	$371,641,596

	2012
	Level 1	Level 2	Level 3	Total
Common and Preferred Stock
Domestic Stock Funds	$33,444,017	$—	$—	$33,444,017
Mutual Funds
Short-Term Reserves	4,001,490	—	—	4,001,490
Bond Funds	38,591,056	—	—	38,591,056
Balanced Funds (Stocks and Bonds)	46,994,983	—	—	46,994,983
Domestic Stock Funds	105,979,668	—	—	105,979,668
International Stock Funds	34,741,630	—	—	34,741,630
Collective Trust
Short-Term Reserves	—	59,187,077	—	59,187,077
Total Investments at Fair Value	$263,752,844	$59,187,077	$—	$322,939,921

The following table sets forth additional disclosures for the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent) as of December 31:

	2013
		Unfunded	Redemption	Redemption
Investment Type	Fair Value	Commitments	Frequency	Notice Period
Short-Term Reserves:
Vanguard Retirement Savings Trust IV	$56,337,963	$—	90 days	Daily

	2012
		Unfunded	Redemption	Redemption
Investment Type	Fair Value	Commitments	Frequency	Notice Period
Short-Term Reserves:
Vanguard Retirement Savings Trust IV	$59,187,077	$—	90 days	Daily

The Vanguard Retirement Savings Trust IV (VRST) seeks stability of principal and a high level of current income consistent with a two-three year average maturity. The trust is a tax-exempt collective trust invested primarily in investment contracts issued by insurance companies and commercial banks, and similar types of fixed-principal investments. The trust intends to maintain a constant net asset value of $1.00 per share. Investments in VRST are limited to participant-directed defined contribution plans and, with Vanguard's approval, other qualified pension plans. There are restrictions as to which types of investments a participant may transfer their money to/from VRST. The money a participant has invested in VRST may be transferred into a stock fund, a balanced fund, or a bond fund with an average duration of more than four years as often as the Plan allows. However, once the money is transferred into such a fund, it must remain there for 90 days before it can be transferred into a shorter term bond or money market fund. A participant can always transfer the money back into VRST, even if it is less than 90 days since transferring the money out of VRST.

NOTE 4. INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets available for benefits as of December 31:

	2013	2012
Vanguard Retirement Savings Trust IV (at contract value)	$54,810,504	$56,207,454
Vanguard 500 Index Fund	58,989,008	46,669,606
Vanguard Small Cap Growth Index Fund	24,650,638	19,772,796
Vanguard Total Bond Market Index Fund	31,650,608	34,172,670
Vanguard Wellington Fund	59,212,789	46,994,983
Avista Corporation Company Stock Fund	32,909,482	31,864,085
Vanguard Total International Stock Index Fund	25,956,402	19,528,923

Net appreciation (depreciation) in fair value of the Plan's investments (including investments bought, sold, and held during the year) was as follows as of December 31:

	2013	2012
Mutual Funds	$43,665,486	$21,539,259
Common and Preferred Stock	5,356,333	(2,033,272)
	$49,021,819	$19,505,987

Plan investments in the Avista Corporation Company Stock Fund represented 8.72% and 9.87% of total Plan assets at December 31, 2013 and 2012, respectively. For the years ended December 31, 2013 and 2012, on these investments the Plan experienced net appreciation (depreciation) in fair value of $5,260,000 and $(2,118,000), respectively.

NOTE 5. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participants would become 100% vested in their Company contributions.

NOTE 7. PLAN TAX STATUS

The Plan is placing reliance on an opinion letter dated August 1, 2013, received from the Internal Revenue Service (IRS) indicating that the Plan is qualified under Section 401 of the Internal Revenue Code (IRC) and is therefore not subject to tax under current income tax law. The Plan has been restated since receiving that letter and has applied for, but not received, a new opinion letter on the restated Plan. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

NOTE 8. PARTY-IN-INTEREST TRANSACTIONS

The Plan investments are managed by Vanguard Fiduciary Trust Company (Vanguard or Trustee). Vanguard acts as the trustee for only those investments as defined by the Plan, and, therefore, the investment transactions qualify as party-in-interest transactions. Fees paid by the Plan were $250,949 and $227,356 for the years ended December 31, 2013 and 2012, respectively.

NOTE 9. EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

Effective January 1, 2006, the Avista Corporation Company Stock Fund was designated an ESOP. Employer and employee contributions into Avista Corporation stock are classified as ESOP contributions.

INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN
OF AVISTA CORPORATION
E.I.N. 91-0462470 PLAN NO. 003
SCHEDULE H, LINE 4i -- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2013

(a)	(b)	(c)	(d)	(e)
	Identity of Issue	Description of Investment	Cost**	Current Value
	Common and Preferred Stock:
*	Avista Corporation	Company Stock Fund		$32,909,482
*	Self-Directed Securities, VGI Brokerage Option	Vanguard Brokerage Option		1,759,331
		Total Common and Preferred Stock		34,668,813

	Mutual Funds:
*	American Funds EuroPacific Growth Class R-5	Registered Investment Company		7,384,518
*	Champlain Small Company Fund Advisor Class	Registered Investment Company		1,775,841
*	Dodge & Cox International Stock Fund	Registered Investment Company		10,507,480
*	Dodge & Cox Stock Fund	Registered Investment Company		13,896,542
*	Munder Veracity Small Cap Value Fund, Class A	Registered Investment Company		2,699,537
*	Vanguard 500 Index Fund Investor Shares	Registered Investment Company		58,989,008
*	Vanguard Inflation-Protected Securities Fund	Registered Investment Company		2,722,405
*	Vanguard Mid-Cap Index Fund Investor Shares	Registered Investment Company		14,689,541
*	Vanguard PRIMECAP Fund Investor Shares	Registered Investment Company		14,226,657
*	Vanguard Prime Money Market Fund	Registered Investment Company		3,060,048
*	Vanguard Small-Cap Growth Index Fund	Registered Investment Company		24,650,638
*	Vanguard Small-Cap Value Index Fund	Registered Investment Company		7,738,603
*	Vanguard Total Bond Market Index Fund	Registered Investment Company		31,650,608
*	Vanguard Total International Stock Index Fund	Registered Investment Company		25,956,402
*	Vanguard Wellington Fund Investor Shares	Registered Investment Company		59,212,789
*	Self-Directed Securities, VGI Brokerage Option	Vanguard Brokerage Option		1,474,203
		Total Mutual Funds		280,634,820

	Collective Trust:
*	Vanguard Retirement Savings Trust IV	Collective Trust		56,337,963

*	Participant Loans-Interest Rates 4.25% - 9.25%
	Maturing 2012-2021	Loan Fund		5,537,057

				$377,178,653
 * Designates party-in-interest.
** Cost omitted for participant-directed investments.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Senior Vice President & Corporate Secretary, of Avista Corporation has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Spokane, State of Washington, on June 23, 2014.

THE INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN FOR EMPLOYEES OF AVISTA CORPORATION

By:	/s/ Karen S. Feltes
Name:	Karen S. Feltes
Title:	Senior Vice President & Corporate Secretary

EXHIBIT INDEX

Exhibit 23.    Independent Auditors' Consent of CliftonLarsonAllen LLP

2-1